November 30, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:	Mr. Nicholas P. Panos Special Counsel Office of Mergers & Acquisitions

Re:	First Indiana Corporation Response to Staff Comments on Amendment No. 1 to Schedule TO-I filed November 17, 2004 File No.: 005-37867

Dear Sirs:

In response to the Staff’s telephonic request, First Indiana Corporation (the “Company”) hereby certifies that it will determine immediately prior to the expiration of its offer, based on its good faith reasonable judgment, whether its purchases will cause the Company to have less than 300 shareholders of record or whether following its purchases it will no longer satisfy NASDAQ’s published listing criteria.

Very truly yours,

/s/ William J. Brunner

William J. Brunner
Vice President, Chief Financial
Officer and Treasurer